IPG Photonics Corporation
50 Old Webster Road
Oxford, Massachusetts 01540
December 11, 2006
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	IPG Photonics Corporation Registration Statement on Form S-1 (No. 333-136521)

Ladies and Gentlemen:
     In connection with the above-referenced Registration Statement, IPG Photonics Corporation (the “Company”) advises the Staff of the Securities and Exchange Commission (the “Commission”) that, on November 27, 2006, the Company printed and distributed its preliminary prospectus dated November 27, 2006 (the “Preliminary Prospectus”) relating to the offering that is the subject of the Registration Statement. The Preliminary Prospectus is substantively identical to the form of preliminary prospectus that is contained in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which was filed with the Commission on November 24, 2006. Pursuant to Rule 424(a) under the Securities Act of 1933, as amended, the Registration Statement was not amended to include the exact form of the Preliminary Prospectus because the changes made to the form of the preliminary prospectus between the filing of Amendment No. 4 and the printing of the Preliminary Prospectus were not substantive.
     Other than the insertion of “November 27” on the cover page of the Preliminary Prospectus, the changes between Amendment No. 4 and the Preliminary Prospectus were as follows:
(1)	a comma was added after the words “Risk Factors” in the fourth line under “Prospectus Summary” on page 1, which the Company determined was not substantive because it is the correction of a grammatical error;

(2)	the words “(in thousands)” were added under “Amount” in the third column of each of the two tables under “Dilution” on pages 26 and 27, respectively, which the Company determined was not substantive because it is the correction of an error that was readily determinable by multiplying the number of shares purchased by the average price per share to calculate the total consideration;

(3)	the definition of the term “(“SFAS No. 157”)” was deleted in the second paragraph under “—Recent Accounting Pronouncements” on page 48, which the

Company determined was not substantive because it is a format change made to conform to the other paragraphs in the section, which do not define such terms;

(4)	the reference to “note 11” in footnote (2) on page 83 was changed to a reference to “note 12,” which the Company determined was not substantive because it is the correction of a typographical error;

(5)	in the ninth line on page 88, a hyphen was added in the name of “NTO IRE-Polus,” the Company’s Russian subsidiary, which the Company determined was not substantive because it is the correction of a typographical error;

(6)	the number “9,000,000” was added under “Total” in the first table under “Underwriting” on page 102, which the Company determined was not substantive because the change was made to conform to the total number of offered shares already disclosed on the front cover page and elsewhere in the Preliminary Prospectus;

(7)	a comma was deleted after “Merrill Lynch Ventures L.P. 2001” in the first paragraph under “—Certain Relationships; NASD Conduct Rules” on page 104, which the Company determined was not substantive because it is the correction of a grammatical error;

(8)	a comma was added between “Washington” and “D.C.” under “Where You Can Find Additional Information” on page 108, which the Company determined was not substantive because it is the correction of a grammatical error; and

(9)	the number “9,000,000” was added before “Shares” on the back cover page of the Preliminary Prospectus, which the Company determined was not substantive because the change was made to conform to the total number of offered shares already disclosed on the front cover page and elsewhere in the Preliminary Prospectus.

Very truly yours, IPG PHOTONICS CORPORATION
By:	/s/ Angelo P. Lopresti
Angelo P. Lopresti
Vice President, Secretary and General Counsel

cc:	Robert W. Ericson David A. Sakowitz Winston & Strawn LLP Robert G. Day Adam M. Dinow Wilson Sonsini Goodrich & Rosati Professional Corporation

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